                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                --------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                            (Amendment No. ___)/1/

                              ASCONI CORPORATION
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                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                 043634Q 10 5
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                                (CUSIP Number)

                            Jeffery A. Bahnsen Esq.
                            Greenberg Traurig, P.A.
                            450 South Orange Avenue
                            Orlando, Florida 32801
                                (407) 420-1000
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                April 12, 2001
          -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 4 pages)

________________
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

---------------------------                          ---------------------------
 CUSIP No. 04363Q 10 5                                   Page 2 of 4 Pages
---------------------------                          ---------------------------

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     1     NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              SIRBU, ANATOL
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     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   (a) [_]
                   (b) [_]

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     3     SEC USE ONLY


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     4     SOURCE OF FUNDS*

              00 (Acquired pursuant to a reverse merger)
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     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)
                  [_]

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     6     CITIZENSHIP OR PLACE OF ORGANIZATION

              REPUBLIC OF MOLDOVA
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                        7   SOLE VOTING POWER

                               4,603,125
       NUMBER OF
        SHARES
                      ----------------------------------------------------------
     BENEFICIALLY       8   SHARED VOTING POWER
       OWNED BY
         EACH                  0
       REPORTING
                      ----------------------------------------------------------
        PERSON          9   SOLE DISPOSITIVE POWER
         WITH
                               4,603,125
                      ----------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                               0
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     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,603,125
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     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES* [_]

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     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              31.56%
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     14    TYPE OF REPORTING PERSON*

              IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

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CUSIP No. 04363Q 10 5                                     Page 3 of 4 Pages
---------------------------                          ---------------------------

Item 1. Security and Issuer.

               The title of the class of equity securities to which this statement relates is common stock, par value $.001 per share (the "Common Stock"), of Asconi Corporation, a Nevada corporation (the "Company"). The address of the Company's principal executive offices is 160 International Parkway, Suite 280, Heathrow, Florida 32746.

Item 2. Identity and Background.

               (a)   Anatol Sirbu.
               (b) Anatol Sirbu's business address is 160 International Parkway, Suite 280, Heathrow, Florida 32746.
               (c)   Anatol Sirbu is an officer and director of the Company.
               (d) Anatol Sirbu has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
               (e) Anatol Sirbu, has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
               (f)   Anatol Sirbu is a citizen of the Republic of Moldova.

Item 3. Source and Amount of Funds or Other Consideration.

               The 4,603,125 shares of Common Stock beneficially owned by Mr. Sirbu is comprised of (i) 3,753,750 shares acquired in April 2001 pursuant to the reverse merger, and (ii) 849,375 shares also acquired in April 2001, but not actually issued and delivered to Mr. Sirbu until November 5, 2001 because they were issued and delivered in error to another individual and thus not physically delivered to Mr. Sirbu until November 5, 2001.

Item 4. Purpose of Transaction.

         The shares of Common Stock directly and beneficially acquired by Mr. Sirbu were acquired and are being held as an investment. Mr. Sirbu intends to review on a continuing basis his investment in the Company and may, depending on his evaluation of the Company's business and prospects and upon future developments, determine to increase or decrease, or continue to hold as an investment or dispose of, his investment in the Company. Except as set forth above, Mr. Sirbu does not have any present plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change, in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person, (h) a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of those enumerated above.

                                 SCHEDULE 13D

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CUSIP No. 04363Q 10 5                                     Page 4 of 4 Pages
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Item 5. Interest in Securities of the Issuer.

               (a) The number of share of Common Stock beneficially owned by Anatol Sirbu is 4,603,125, comprising 50% of the Company's outstanding Common Stock.

               (b) Anatol Sirbu has sole voting and sole dispositive power with respect to all 4,603,125 shares of Common Stock beneficially owned by him.

               (c)  Not applicable.

               (d)  Not applicable.

               (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

               Except as described above, there are no contracts, arrangements, understandings or relationships with respect to the securities to which Mr. Sirbu is a party or subject.

Item 7. Material to be Filed as Exhibits.

               None

                                   SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: February 20, 2002                    /s/  Anatol Sirbu
                                          ---------------------
                                          Anatol Sirbu